AMARIN ANNOUNCES EXTENSION TO BRIDGE FINANCING

DUBLIN, Ireland, October 1, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has reached an agreement with the lenders of the Company’s $5.5 million bridge financing to extend the maturity date to October 16, 2009. This extension provides the Company with additional time to continue its previously disclosed plans to obtain longer term financing.

No assurance can be given regarding whether, or on what terms, the Company will be able to secure longer term financing in order to permit the continued funding of the Company’s operations beyond October 16, 2009.

The securities to be issued by the Company in the equity financing will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), may not be offered or sold in the United States and may not be resold by the purchasers thereof, in each case, absent registration or an applicable exemption from registration requirements of the Securities Act.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities will not be sold in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease.

Amarin has a number of non-core programs for partnering in the area of central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of October 1, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.